Exhibit 99.1

THE REAL BROKERAGE INC.

Report of Voting Results

Special Meeting of Securityholders held on

August 14, 2026

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matter voted upon and the outcome of the votes at the special meeting of securityholders (the “Meeting”) of The Real Brokerage Inc. (the “Company”) held on August 14, 2026.

Shareholders of the Company (“Shareholders”) holding an aggregate of 135,750,781 common shares of the Company (the “Common Shares”), representing 62.29% of the outstanding Common Shares as of the record date for the Meeting, were present or represented by proxy at the Meeting. In addition, optionholders (“Optionholders”) holding an aggregate of 8,510,882 options of the Company (“Options”) and restricted share unit holders (“RSU Holders”) holding an aggregate of 10,057,012 restricted share units of the Company (“RSUs”), representing 82.37% of the outstanding Options and 24.51% of the outstanding RSUs, respectively, as of the record date for the Meeting, were present or represented by proxy at the Meeting.

Matter Voted Upon at the Meeting

Arrangement

Securityholders of the Company approved the previously announced arrangement of the Company in connection with the proposed business combination with RE/MAX Holdings, Inc., as described in the Company’s management information circular dated July 9, 2026, which is available on SEDAR+ at www.sedarplus.ca.

The voting results, which exceeded the required two-thirds (66⅔%) majority of votes cast by Shareholders present in person or represented by proxy, are as follows:

Votes For	% of Voted	Votes Against	% of Voted
134,411,565	99.01%	1,339,216	0.99%

This resolution also required a two-thirds (66⅔%) majority of votes cast by Shareholders, Optionholders and RSU Holders present in person or represented by proxy, voting together as a single class, and those voting results are as follows:

Votes For	% of Voted	Votes Against	% of Voted
152,635,395	98.91%	1,683,280	1.09%